Filed by Equifax do Brasil S.A.

(Commission File No. 333-270310)

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Boa Vista Serviços S.A.

Equifax Completes Acquisition of Boa Vista Serviços

Merger Expands Equifax Presence in Brazil; Offers Boa Vista Serviços Customers Access to

Expansive Equifax Global Capabilities and Cloud-Native Solutions

ATLANTA, AUGUST 7, 2023 – Equifax® (NYSE: EFX) has completed the acquisition of Boa Vista Serviços, the second largest credit bureau in Brazil. This strategic and financially attractive acquisition grows Equifax’s presence in Brazil and offers Boa Vista Serviços customers access to expansive Equifax international capabilities and cloud-native solutions.

Equifax acquired Boa Vista Serviços for R$8.00 per share, implying an estimated total enterprise value of R$3.1 billion, or USD$640 million based on a USD/BRL exchange rate of 4.8080 (PTAX as of August 2, 2023). Boa Vista Serviços, an Equifax company, is now a wholly-owned subsidiary of Equifax do Brasil (“Equifax Brasil”). Equifax owns 80 percent of Equifax Brasil, with Associação Comercial de São Paulo (“ACSP”) and certain other former Boa Vista Serviços shareholders holding the other 20 percent.

“Boa Vista Serviços is the 14th acquisition that Equifax has completed since 2021,” said Mark W. Begor, CEO of Equifax. “The combination of our companies marks an exciting new global chapter for both Equifax and Boa Vista Serviços customers and employees, expanding the Equifax International footprint in the large and fast-growing $2 billion Brazilian total addressable market. We believe that more data drives better decisions, and this merger offers Boa Vista Serviços access to our global capabilities and cloud-native data, products, decisioning and analytical technology for the rapid development of new products and services and expansion into new vertical industries. I am energized to welcome Márcio Fabbris and Boa Vista Serviços to the Equifax team!”

Márcio Fabbris will continue in his leadership position as CEO of Boa Vista Serviços, an Equifax company. Former Equifax CEO Paulino Barros will join the Equifax Brasil board of directors, helping drive integration into the Equifax Cloud and champion the development of new cloud-based solutions.

“This merger will enable us to drive new, innovative solutions to address the challenges and needs of the Brazilian market – the seventh most populated country in the world,” said Márcio Fabbris, CEO of Boa Vista Serviços, an Equifax company. “We look forward to working with Equifax to bring new products and capabilities leveraging the global Equifax Cloud platform to Brazilian lenders and service providers to help them better understand their customers and promote greater financial inclusion to meet the needs of the approximately 34 million unbanked or underbanked consumers in Brazil.”

With an in-depth understanding of global credit needs, Equifax is driving cloud-based innovation in consumer credit, commercial credit, and digital enablement that spans geographies. The company’s Equifax Cloud™ transformation enables Equifax to scale and adapt for the specific needs of the countries in which it operates. It further enables the sharing of learnings and strengths from each region to help other regions identify and execute effectively on new growth opportunities. The Equifax Cloud, combined with Equifax’s unique data assets, leading decisioning and analytical solutions, and Identity and Fraud solutions will help accelerate Boa Vista Serviços’s digital transformation and increase the scale of the Boa Vista Serviços business for continued success—meeting the evolving needs of both consumers and lenders in Brazil.

“By optimizing our cloud-based global technology and product capabilities, we’re able to drive relevant, market-focused innovation. We’re also able to scale and adapt for the specific needs of the countries in which we operate,” said Lisa Nelson, President of International at Equifax. “At the same time, we’re focused on bringing more of our existing Equifax enterprise strengths into our international regions. Boa Vista Serviços has more than a decade of history in the Brazilian market and we look forward to collaborating on their continued expansion.”

BofA Securities served as financial advisors to Equifax, and Hogan Lovells US LLP and

Machado Meyer Advogados acted as legal counsel to Equifax.

This acquisition is not expected to have a material impact on 2023 Equifax financial results. For more information about Equifax and the global markets it serves, please visit Equifax.com.

ABOUT EQUIFAX INC.

At Equifax (NYSE: EFX), we believe knowledge drives progress. As a global data, analytics, and technology company, we play an essential role in the global economy by helping financial institutions, companies, employers, and government agencies make critical decisions with greater confidence. Our unique blend of differentiated data, analytics, and cloud technology drives insights to power decisions to move people forward. Headquartered in Atlanta and supported by 14,000 employees worldwide, Equifax operates or has investments in 24 countries in North America, Central and South America, Europe, and the Asia Pacific region. For more information, visit Equifax.com.

FORWARD-LOOKING STATEMENTS

This release contains forward-looking statements and forward-looking information. All statements that address operating performance and events or developments that we expect or anticipate will occur in the future, including statements relating to the expected financial and operational benefits, synergies and growth from the transaction and our ability to integrate Boa Vista Serviços and its products, services, technologies, IT systems and personnel into our operations, and similar statements about our outlook and our business plans are forward-looking statements. We believe these forward-looking statements are reasonable as and when made. However, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from our historical experience and our present expectations or projections. These risks and uncertainties include, but are not limited to, those described in our 2022 Form 10-K and subsequent filings with the U.S. Securities and Exchange Commission (“SEC”). As a result of such risks and uncertainties, we urge you not to place undue reliance on any forward-looking statements. Forward-looking statements speak only as of the date when made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

NO OFFER OR SOLICITATION

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

This press release is for informational purposes only and should not, under any circumstances, constitute, or be interpreted or understood as an investment recommendation, nor as an offer to acquire any of the securities of Equifax or Equifax Brasil.

FILINGS WITH THE SEC

Equifax and Equifax Brasil filed a Registration Statement on Form S-4/F-4 with the SEC on March 6, 2023 in connection with the transaction (and filed amendments to the Registration Statement on April 13, 2023 and May 9, 2023). The Registration Statement was declared effective on May 25, 2023. The Form S-4/F-4 and prospectus contain important information about Equifax, Equifax Brasil, Boa Vista Serviços, the acquisition and related matters. Investors and shareholders of Boa Vista Serviços should read the prospectus and the other documents filed with the SEC in connection with the transaction carefully before they make any decision with respect to the transaction. The Form S-4/F-4 and the prospectus, and all other documents filed with the SEC in connection with the acquisition will be available when filed free of charge at the SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the SEC in connection with the acquisition will be made available to investors free of charge by calling or writing to Equifax Inc., Attn: Office of Corporate Secretary, P.O. Box 4081, Atlanta, Georgia 30302, telephone (404) 885-8000.

FOR MORE INFORMATION:

Kate Walker for Equifax

mediainquiries@equifax.com